SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                             ----------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934


                          For the month of: March 2003

                        Commission File Number: 000-28882

                             World Heart Corporation
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               (Exact name of registrant as specified in charter)

                                       N/A
               --------------------------------------------------
                 (Translation of registrant's name into English)

                                     Ontario
                         ------------------------------
                         (Jurisdiction of organization)

                     1 Laser Street, Ottawa, Ontario K2E 7V1
                    ----------------------------------------
                    (Address of principal executive offices)

                  Registrant's telephone number: (613) 226-4278



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                              Form 20-F X     Form 40-F
                                       ---


Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                              Yes             No X
                                 ----           ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

This Form 6-K consists of the following:

1. Press release of World Heart Corporation (the "Company") dated March 24, 2003 announcing Health Canada's approval of the ePTFE inflow conduit as a component of the Company's Novacor(R) LVAS (left ventricular assist system) product.

News Release

For immediate release



                    HEALTH CANADA APPROVES WORLDHEART'S ePTFE
                        INFLOW CONDUIT FOR USE WITH THE
                                 NOVACOR(R) LVAS


OTTAWA, ONT. - March 24, 2003 (OTCBB: WHRTF, TSX: WHT) - World Heart Corporation (WorldHeart) today announced that it has received Health Canada approval to supply the ePTFE inflow conduit as a component of its Novacor(R)LVAS (left ventricular assist system).

The inflow conduit carries blood from the natural heart to the Novacor LVAS, which then pumps the blood into the aorta to assist a failing heart. The new conduit, developed by WorldHeart, utilizes expanded polytetrafluoroethylene (ePTFE) graft material. The Health Canada ruling follows approval in the European Union in June 2002 for commercial use of the new conduit, and approval in the current quarter by the U.S. Food and Drug Administration (FDA).

Rod Bryden, President and CEO of WorldHeart, said the company expects that approval of the conduit will be well received by clinicians in Canada. "The rate of implantation of Novacor in Europe has more than doubled since the release of this conduit in June of last year, and the response of clinicians has been very positive."

"In Canada, the conduit has been made available in a limited number of cases under individual approval by Health Canada for specific patients at the request of the physician," explained Mr. Bryden. "This approval will make the conduit generally available for use with Novacor LVAS in Canada."

Novacor LVAS is an electromagnetically driven pump that provides circulatory support by taking over part or all of the workload of the left ventricle and is considered the leader in LVAD reliability and durability. It is the only ventricular assist device (VAD) that has proven capable of supporting recipients for more than four years on their original device. In fact, a gentleman in Italy recently surpassed five years of support after an elective decision to replace his original pump after four years of use. In more than 1400 implants worldwide, no deaths have been attributed to device failure -- statistics unmatched by any other implanted mechanical circulatory support device on the market.

It is commercially approved as a bridge to transplantation in the U.S. and Canada. On November 22, 2002, the FDA filed WorldHeart's Premarket Approval
(PMA) Supplement seeking destination-therapy indication for its Novacor LVAS.

In Europe, the Novacor LVAS device has unrestricted approval for use as a bridge to transplantation, an alternative to transplantation and to support patients who may have an ability to recover the use of their natural heart. In Japan, the device is currently commercially approved for use in cardiac patients at risk of imminent death from non-reversible left ventricular failure for which there is no alternative except heart transplantation.

World Heart Corporation, a global medical device company based in Ottawa, Ontario and Oakland, California, is currently focused on the development and commercialization of pulsatile ventricular assist devices. Its Novacor(R) LVAS (Left Ventricular Assist System) is well established in the marketplace and its next-generation technology, HeartSaverVAD(TM), is a fully implantable assist device intended for long-term support of patients with heart failure.

Any forward-looking statements in this release are made pursuant to the safe harbour provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risk and uncertainties, including without limitation, risks in product development and market acceptance of and demand for the Corporation's products, risks of downturns in economic conditions generally, and in the medical devices markets, risks associated with costs and delays posed by government regulation, limitations on third party reimbursement, inability to protect proprietary technology, potential product liability and other risks detailed in the Corporation's filings with the U.S. Securities and Exchange Commission. All financial figures are prepared in accordance with Canadian generally accepted accounting principles (GAAP) and are expressed in Canadian dollars.



For more information, please contact:
-------------------------------------


Michelle Banning
Manager, Corporate Communications
(613) 226-4278, ext: 2995
Or (510) 563-4995
communications@worldheart.com

                                   SIGNATURES


      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                     World Heart Corporation


      Date: March 25, 2003           By: /s/  Ian Malone
                                       -----------------------------------------
                                       Name:   Ian Malone
                                       Title:  Vice President Finance and
                                               Chief Financial Officer